UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
HDFC BANK LIMITED
Name of the Issuer
EQUITY SHARES — COMMON STOCK (PAR VALUE: INR 10 PER SHARE)
(Title of Class of Securities)
40415F101
(CUSIP Number)
July 20, 2001
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1(b)          [Please advise under which rule this Schedule is to be filed]
☐   Rule 13d-1(c)
☑   Rule 13d-1(d)

GENERAL INSTRUCTIONS
SIGNATURE

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	MUMBAI, INDIA

	5	SOLE VOTING POWER

NUMBER OF		52,442,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,442,000

WITH:	8	SHARED DISPOSITIVE POWER

		Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,442,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.8110%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS HDFC INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	MUMBAI, INDIA

	5	SOLE VOTING POWER

NUMBER OF		30,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000,000

WITH:	8	SHARED DISPOSITIVE POWER

		Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	30,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4728%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	40415F101

1	NAMES OF REPORTING PERSONS HDFC HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	MUMBAI, INDIA

	5	SOLE VOTING POWER

NUMBER OF		1,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NIL

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000

WITH:	8	SHARED DISPOSITIVE POWER

		Nil

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Negligible

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

GENERAL INSTRUCTIONS
A.	Statements filed pursuant to Rule 13(d)-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-2(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B.	Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)	Name of the Issuer:	HDFC BANK LTD.

(b)	Address of the Issuer’s Principal Executive Offices:	HDFC Bank House Senapati Bapat Marg. Lower Panel MUMBAI 400 013
CUSIP No. 40415F101
Item 2
(a)	Name of the Person Filing:

Housing Development Finance Corporation Limited (“HDFC Limited”) HDFC Investments Limited HDFC Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence:

HDFC Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

HDFC Investments Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

HDFC Holdings Limited Ramon House, H. T. Parekh Marg, 169 Backbay Reclamation, Mumbai 400 020, India

(c)	Citizenship:

HDFC Limited is incorporated under the laws of India HDFC Investments Limited is incorporated under the laws of India HDFC Holdings Limited is incorporated under the laws of India

(d)	Title of Class of Securities:

Equity Shares, par value INR 10.

(e)	CUSIP Number:

40415F101
Item 3:	If this statement is filed pursuant to $$240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (U.S.C. 78c)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(e)	☐	An investment adviser in accordance with S240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with s240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with s240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J)
Item 4:	Ownership

			HDFC Limited	HDFC Holdings	HDFC
				Limited	Investments
					Limited
(a)	Amount Beneficially Owned		52,442,000	1,000	30,000,000

(b)	Percent of Class		14.8110%	Negligible	8.4728%

(c)	Number of shares as to which the person has
	i.	Sole power to vote or to direct the vote:	52,442,000	1,000	30,000,000
	ii.	Shared Power to vote or to direct the vote:	Nil		Nil
	iii.	Sole power to dispose or to direct the disposition	52,442,000	1,000	30,000,000
	iv.	Shared power to dispose or to direct the disposition	Nil		Nil
Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable
Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

HDFC Investments Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

HDFC Holdings Limited is a 100% owned subsidiary of, and is controlled by, HDFC Limited.

Item 9:	Notice of Dissolution of the Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

February 5, 2008
Date
HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED
By:	/s/ V Srinivasa Rangan
	Name:	V Srinivasa Rangan
	Title:	Sr. General Manager

HDFC INVESTMENTS LIMITED
By:	/s/ V Srinivasa Rangan
	Name:	V Srinivasa Rangan
	Title:	Director

HDFC HOLDINGS LIMITED
By:	/s/ V Srinivasa Rangan
	Name:	V Srinivasa Rangan
	Title:	Director